Ecopetrol informs of the closing of the transaction with the Colombian Ministry of Finance and Public Credit through which Ecopetrol acquired a 51.4% stake of ISA

Ecopetrol S.A. (BVC: ECOPETROL; NYSE; EC) informs that on August 20, 2021, the closing conditions set forth in the Inter-administrative Contract, dated August 11, 2021, between Ecopetrol and the Colombian Ministry of Finance and Public Credit (“MHCP”) relating to the acquisition by Ecopetrol of 569,472,561 shares (the “Shares”) of Interconexión Eléctrica S.A. ESP (“ISA”), equivalent to 51.4% of the outstanding shares of ISA and representing 100% of the MHCP’s ownership interest in ISA, were satisfactorily fulfilled.

The closing of the transaction included: i) the payment by Ecopetrol to the MHCP of the agreed price of COP 14,236,814,025,000 for all the Shares at a price of COP 25,000 per share. The payment was made in US dollars in an amount equivalent to USD 3,672,992,823.94, using the effective market exchange rate on the transaction’s closing date of COP 3,876.08 / USD; and ii) the transfer of the Shares to Ecopetrol as its new owner, through the respective entry in ISA’s shareholders’ book by the Centralized Securities Depository of Colombia (DECEVAL for its Spanish acronym).

The closing of this acquisition represents a milestone in the development of the Ecopetrol Group's energy transition strategy, which seeks to maximize the life and value of its hydrocarbon portfolio, while progressing in decarbonization and diversification towards low-emission businesses.

Bogotá D.C., August 20, 2021

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 17,000 employees. In Colombia, it accounts for more than 60% of hydrocarbon production, and most of the hydrocarbon transportation, logistics, and refining systems, and has leading positions in petrochemicals and gas distribution. With the acquisition of 51.4% of ISA's shares, it participates in energy transmission, management of real-time systems (XM) and the Concesión Costera Barranquilla - Cartagena. At the international level, Ecopetrol focuses on strategic basins on the American continent, with E&P operations in the United States (the Permian basin and the Gulf of Mexico), Brazil and Mexico, and through ISA and its subsidiaries it has leading positions in the transmission business in Brazil, Chile, Peru and Bolivia, in road concessions in Chile, and in telecommunications. This press release contains statements relating to business prospects, estimates of operating and financial results, and Ecopetrol’s growth prospects. All are projections, and therefore are based solely on management’s expectations of the company’s future and its continuous access to capital to finance its sales plan. Achieving these estimates in the future depends on its performance under given market conditions, regulations, competition, the performance of the Colombian economy and industry, and other factors; therefore, they are subject to change without prior notice.

This release contains statements that may be considered forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of Ecopetrol’s prospects for growth and its ongoing access to capital to fund Ecopetrol’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration and production activities, market conditions, applicable regulations, the exchange rate, Ecopetrol’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend, and do not assume any obligation to update these forward-looking statements.

For further details, please contact:

Head of Capital Markets

Tatiana Uribe Benninghoff

Phone : +571-234-5190

Email : investors@ecopetrol.com.co

Media Engagement (Colombia)

Jorge Mauricio Téllez

Phone : + 571-234-4329

Email : mauricio.tellez@ecopetrol.com.co